March 9, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael F. Johnson, Staff Attorney
                   Division of Corporation Finance

Re: Adaptec, Inc.
      Form 10-K/A for Fiscal Year Ended March 31, 2008
        Filed June 13, 2008
      File No. 000-15071

Dear Mr. Johnson:

On behalf of Adaptec, Inc. (the "Company"), I am responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated February 26, 2009 with respect to the Company's Form 10-K/A for its fiscal year ended March 31, 2008 (the "Form 10-K/A"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Exhibit 23 Consent of Independent Registered Accounting Firm
  We note your response to prior comment 9. Please amend your Form 10-K to include a consent that reflects the actual date of the auditor's report. Your response indicates that the correct date appears on the manual consent; however, the manually signed consent serves only to authenticate the filed consent. Refer to Rule 12(b)-11(d) under the Securities Exchange Act of 1934.

  Pursuant to my telephone conversation with Misters Marc Thomas and David Orlic of the Commission on March 5, 2009, and the facsimile provided by the Company on that date, which confirmed that the original manually signed consent that reflects the actual date of the auditor's report was dated on June 13, 2008, the Company believes that this item has been resolved.

  Item 15. Exhibits and Financial Statement Schedules

  We refer to your response to prior comment 7, and note that you have applied for confidential treatment for portions of the agreements filed as exhibits 10.21, 10.23 and 10.24 to your most recently filed 10-K. Any comments pertaining to your request for confidential treatment will be sent under a separate letter.

The Staff's comment is noted. The Company looks forward to your letter.

* * *

Please feel free to contact the undersigned at (408) 957-7125 should you have any questions or comments.

Sincerely,

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer

cc: Subramanian Sundaresh (Adaptec, Inc.)
      John M. Westfield (Adaptec, Inc.)
      Dennis DeBroeck, Esq. (Fenwick & West LLP)
      Marc D. Thomas, Staff Accountant (Division of Corporation Finance)
      David L. Orlic, Special Counsel (Division of Corporation Finance)